Exhibit 99.1

Dragon Victory International Limited

Consolidated Financial Statements

September 30, 2020

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Dragon Victory International Limited

Results of Review of Interim Financial Information

We have reviewed the condensed consolidated balance sheet of Dragon Victory International Limited (the “Company”) as of September 30, 2020, and the related condensed statements of operations and comprehensive loss and statements of cash flows for the six month periods ended September 30, 2020 and 2019, and the related notes (collectively referred to as the interim financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2020 and 2019, and the related statements of income (loss) and comprehensive income (loss), stockholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated August 17, 2020, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of March 31, 2020 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

We have served as the Company’s auditor since June 29, 2016

San Mateo, California

February 3, 2021

DRAGON VICTORY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2020 AND MARCH 31, 2020

(UNAUDITED)

(Amounts in U.S. dollars)

	As of September 30, 2020	As of March 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$154,055	$15,926
Other receivables and prepayments	441,046	762,396
Short-term investments	5,482,099	5,587,984
Short-term investments – related party	2,524,197	3,378,706
Total current assets	8,601,397	9,745,012
Non-current assets
Property, plant and equipment, net	100,291	134,606
Right of use assets	65,531	63,343
Other assets	5,774	21,400
TOTAL ASSETS	8,772,993	9,964,361
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	6,550	14,337
Taxes payable	1,874,584	1,796,608
Accrued liabilities and other current liabilities	294,605	313,363
Related party payable	131,498	403,690
Right of use liabilities	27,474	63,343
Total current liabilities	2,334,711	2,591,341
Right of use liabilities – non-current portion	28,656	-
TOTAL LIABILITIES	2,363,367	2,591,341
COMMITMENTS & CONTINGENCIES
Stockholders’ Equity
Ordinary Shares, $0.0001 par value, 500,000,000 shares authorized; 11,421,393 and 11,421,393 shares issued and outstanding as of September 30, 2020 and March 31, 2020, respectively	1,142	1,142
Additional paid-in capital	8,943,065	8,943,065
Statutory reserves	589,659	589,659
Accumulated Deficit	(1,984,888)	(753,022)
Accumulated other comprehensive income	(577,674)	(860,047)
Total Stockholders’ equity	6,971,304	7,920,797
Noncontrolling interest	(561,678)	(547,777)
TOTAL EQUITY	6,409,626	7,373,020
TOTAL LIABILITIES AND STOCHOLDERS’ EQUITY	$8,772,993	$9,964,361

The accompanying notes form an integral part of these condensed consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(UNAUDITED)

(Amounts in U.S. dollars)

	For the six months ended September 30,
	2020	2019
Revenue	$48,451	$699,371
Operating expenses
Selling, general and administrative expenses	1,508,108	866,884
Loss from operations	(1,459,657)	(167,513)
Other income (expenses):
Other income	135	4,527
Other expenses	(1,518)	(5,454)
Interest income	215,276	46,172
Interest expense	(3)	(15,147)
Total other income	213,890	30,098
Loss before tax	(1,245,767)	(137,415)
Income tax	-	491
Net loss including noncontrolling interest	(1,245,767)	(137,906)
Less: loss attributable to noncontrolling interest	(13,901)	(39,814)
Net loss attributable to Dragon Victory	$(1,231,866)	$(98,092)
Other comprehensive income (loss):
Foreign currency translation income (loss)	282,273	(593,069)
Comprehensive loss including noncontrolling interest	$(963,394)	$(730,975)
Comprehensive loss attributable to noncontrolling interest	$(13,901)	$(10,128)
Comprehensive loss attributable to Dragon Victory	$(949,493)	$(720,847)
Loss per share attributable to Dragon Victory common stockholders

Basic	$(0.11)	$(0.01)
Diluted	$(0.11)	$(0.01)
Weighted average shares outstanding-Dragon Victory
Basic	11,421,393	11,421,393
Diluted	11,421,393	11,421,393

The accompanying notes form an integral part of these condensed consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(UNAUDITED)

(Amounts in U.S. dollars)

	For the six months ended September 30,
	2020	2019
Cash flows from operating activities
Net loss including noncontrolling interest	(1,245,767)	(137,906)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	36,320	70,708
Changes in assets and liabilities
Decrease in accounts receivables	-	706,281
Decrease (increase) in other receivables and prepayments	350,172	(237,123)
Decrease in accounts, taxes, and other liabilities	(100,279)	(497,579)
Net cash used in operating activities	(959,554)	(95,619)

Cash flows from investing activities
Maturity of investments	331,372	143,759
Maturity of investments – related parties	968,277	-
Purchase of equipment and improvements	66,772	-
Net cash provided by investing activities	1,366,421	143,759

Cash flows from financing activities
(Decrease) increase in related party payable	(272,351)	9,489
Net cash (used in) provided by financing activities	(272,351)	9,489

Net Increase of Cash and Cash Equivalents	134,516	57,629
Effect of foreign currency translation on cash and cash equivalents	3,613	(82,665)
Cash and cash equivalents–beginning of year	15,926	38,600
Cash and cash equivalents–end of year	154,055	13,564

Supplemental cash flow disclosures
Interest received	25,036	46,172
Interest paid	4	15,147
Income taxes paid	397	491

The accompanying notes form an integral part of these condensed consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(UNAUDITED)

(Amounts in U.S. dollars)

	Ordinary Shares					Accumulated
	$0.0001 Par Value		Additional Paid-in	Statutory	Retained	Other Comprehensive	Noncontrolling
	Shares	Amount	Capital	Reserves	Earnings	Income	Interest	Totals
Balances at April 1, 2019	11,421,393	$1,142	$8,929,968	$589,659	$663,695	$(377,581)	$(489,765)	$9,317,118
Net loss	-	-	-	-	(98,092)	-	(39,814)	(137,906)
Cumulative translation adjustment	-	-	-	-	-	(622,755)	29,686	(593,069)
Balances at September 30, 2019	11,421,393	$1,142	$8,929,968	$589,659	565,603	(1,000,336)	(499,893)	8,586,143

Balances at April 1, 2020	11,421,393	$1,142	$8,943,065	$589,659	(763,022)	(860,047)	(547,777)	7,373,020
Net loss	-	-	-	-	(1,231,866)	-	(13,901)	(1,245,767)
Cumulative translation adjustment	-	-	-	-	-	(282,373)	-	(282,373)
Balances at September 30, 2020	11,421,393	$1,142	$8,943,065	$589,659	(1,984,888)	(577,674)	(561,678)	6,409,626

The accompanying notes form an integral part of these condensed consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

1.	BUSINESS AND ORGANIZATION

Dragon Victory International Limited (“Dragon Victory”) was formed in the Cayman Islands on July 19, 2015. Dragon Victory’s wholly-owned subsidiary, Sweet Lollipop Co., Ltd. (“Sweet Lollipop”) was formed in the British Virgin Islands on May 8, 2014. Long Yun International Holdings Limited (“Long Yun HK”), which is a wholly-owned subsidiary of Sweet Lollipop, was formed in Hong Kong on May 2, 2015. HangZhou Yuyao Network Technology Co., Ltd (“WFOE I”), our wholly foreign-owned entity, was organized pursuant to PRC laws on May 30, 2016.

HangZhou Longyun Network Technology Co., Ltd (“HangZhou Longyun”, or the “VIE”) was established on October 9, 2014 in HangZhou, the PRC, pursuant to PRC laws, which is owned by Mr. Yu Han holding 85% equity ownership interest and Koulin Han holding 15% equity ownership interest.

HangZhou Longyun’s operation includes offering reward-based crowdfunding opportunities in the PRC to entrepreneurs and funding sources primarily through an internet-based platform, offering business incubation services to the ventures utilizing its platform for their projects, and offering to act as a finder to also assist these companies to obtain loans or additional equity financing, and introduce them to potential business partners, find merger candidates or other strategic relationships, or assist with feasibility studies.

On August 19, 2016, WFOE I and Mr. Yu Han and Ms. Koulin Han, the owners of HangZhou Longyun, entered into a series of agreements known as variable interest agreements (the “Original VIE Agreements”), pursuant to which HangZhou Longyun became WFOE I’s contractually controlled affiliate. The purpose and effect of the Original VIE Agreements are to provide WFOE I (our indirect wholly-owned subsidiary) with all management control and net profits earned by HangZhou Longyun.

On November 3, 2017, Dragon Victory entered into a Strategic Cooperation Agreement (the “Agreement”) under a joint venture, where Dragon Victory through its subsidiaries will own 60% of Hangzhou Taikexi Dacheng Automotive Technology Service Co., Ltd (“Taikexi”) and upgrade the current platform to set-up a business ecosystem to offer online auto-insurance and to provide a full range of off-line auto parts and advisory services to consumers.

Effective March 20, 2018, WFOE I, HangZhou Longyun, and HangZhou Longyun’s owners executed a Termination Agreement to terminate each of the Original VIE Agreements dated August 19, 2016. As a result of entering into such Termination Agreements, WFOE I was no longer the sole equity holder of HangZhou Longyun and had no control rights and no rights to the assets, property and revenue of HangZhou Longyun. The Company has dissolved WFOE I.

On March 20, 2018, Hangzhou Dacheng Investment Management Co., Ltd. (“WFOE II”), a newly formed wholly owned subsidiary of the Company, entered into a series of contractual arrangements (the “New VIE Agreements,” and together with the Original VIE Agreements, the “VIE Agreements”) with HangZhou Longyun and its owners. The New VIE Agreements are designed to provide WFOE II (which replaced WFOE I) with the power, rights and obligations equivalent in all respects to those it would possess as the sole equity holder of HangZhou Longyun, including absolute control rights and the rights to the assets, property and revenue of HangZhou Longyun. There was no change to Long Yun’s capital structure.

The Company decided to replace WFOE I with WFOE II in order to take full advantage of certain preferential tax treatments and subsidies granted by the local government of Shangcheng District of Hangzhou, Zhejiang province, where WFOE II was incorporated.

On August 3, 2018, WFOE II established Shenzhen Guanpeng International Technology Co., Ltd (“Guanpeng”). WFOE II holds a 51% interest in Guanpeng.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

On May 5, 2019, WFOE II participated in the establishment of Zhejiang Shengyuan Business Consulting Co., Ltd (“Shengyuan”). WFOE II held a 49% interest in Shengyuan. On September 19, 2019, the Company sold its interest in Shengyuan to a third party. The Company had not paid up any capital and Shengyuan had not begun operations; accordingly, no gain or loss was incurred as a result of the transfer of ownership.

On July 7, 2019, Hanzhou Longyun incorporated a subsidiary, Dacheng Liantong Zhejiang Information Technology Co., Ltd (“Dacheng Liantong”). Hangzhou Longyun currently holds 80% of interest in Dacheng Liantong. Dacheng Liantong is engaged in the business of providing a supply chain management platform for automotive parts suppliers, automobile repair shops, and logistics companies.

On August 22, 2019, the Company incorporated a wholly owned subsidiary, Zhejiang Shengqian Business Consulting Co., Ltd. (“Shengqian”). Shengqian has not commenced operations.

On December 31, 2019, Hangzhou Longyun entered into a Share Exchange Agreement (the “Agreement”) with Shenzhen Dao Wuxing Technology Co., Ltd. (“Dao Wuxing”), a limited liability company organized under the laws of PRC. Pursuant to the Agreement, Hangzhou Longyun agreed to transfer to Dao Wuxing 20% of the equity interests of its wholly-owned subsidiary Dacheng Liantong. In return, Dao Wuxing agreed to transfer to Hangzhou Longyun 100% of the equity interests of Shenzhen Aipu Hongfu Technology Co., Ltd. (“Shenzhen Aipu”) and Shenzhen Zhuoyue Chuancheng Jewelry Co., Ltd. (“Shenzhen Zhuoyue”), both of which are limited liability companies organized under the laws of the PRC and wholly-owned subsidiaries of Dao Wuxing. Shenzhen Aipu and Shenzhen Zhuoyue hold 30% of equity interest and 70% of equity interest, respectively, in Guo Ronghong Business Factoring Shenzhen Co. Ltd. (“Guo Ronghong”), a limited liability company organized under the laws of the PRC.

Dragon Victory, Sweet Lollipop, Long Yun HK, WFOE II, Taikexi, Guanpeng, Shengqian, Hangzhou Longyun, Dacheng Liantong, Shenzhen Aipu, Shenzhen Zhuoyue and Guo Ronghong are collectively referred to as the “Company”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). This basis of accounting involves the application of accrual accounting and consequently, revenue and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s consolidated financial statements are expressed in U.S. dollars.

These consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended March 31, 2020. Certain disclosures included in the annual financial statements have been condensed or omitted from these financial statements as they are not required for interim financial statements under U.S. GAAP and the rules of the Securities and Exchange Commission (the “SEC”).

These unaudited consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. These adjustments are of a normal, recurring nature. Interim period operating results may not be indicative of the operating results for a full year.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries on a consolidated basis. The Company also includes subsidiaries over which a direct or indirect legal or effective control exists and for which the Company is deemed to direct the significant activities and has the obligation to absorb the losses or benefits of the entities. All intercompany accounts, balances and transactions with consolidated entities have been eliminated.

Acquisition of Sweet Lollipop, Long Yun HK by Dragon Victory

The acquisitions were accounted under U.S. GAAP as a business combination under common control with Dragon Victory being the acquirer and Sweet Lollipop and Long Yun HK being the acquirees because all entities were controlled directly or indirectly by the same majority shareholder Mr. Yu Han. The consolidation has been presented at historical costs and on a retroactive basis to reflect the capital structure of Sweet Lollipop and Long Yun HK as a recapitalization.

The business combination transaction of Sweet Lollipop was completed and effective on June 26, 2015 and Sweet Lollipop became a 100% owned subsidiary of Dragon Victory.

The business combination transaction of Long Yun HK was completed and effective on August 10, 2015 and Long Yun HK became a 100% owned subsidiary of Sweet Lollipop.

VIE Agreements between WFOE I and HangZhou Longyun and its shareholders (subsequently between WFOE II and HangZhou Longyun)

The Company evaluates the need to consolidate its VIE, in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

The transactions contemplated by the Original VIE agreements consummated on August 19, 2016, and subsequent terminated were replaced by the New VIE Agreements consummated on March 20, 2018 to take full advantage of certain preferential tax treatments and subsidies granted by the local government of Shangcheng District of Hangzhou, Zhejiang province, where WFOE II was incorporated. WFOE I and WFOE II shall be collectively referred to as the “WFOEs.”

The purpose and design of the VIE Agreements between the WFOEs and HangZhou Longyun, was to consolidate Hangzhou Longyun under the Company by way of common control. ASC 810-10-25-38F states that a reporting entity’s involvement in the design of a VIE may indicate that the reporting entity had the opportunity and the incentive to establish arrangements that result in the reporting entity being the variable interest holder with the power to direct the activities that most significantly impact the VIE’s economic performance. As both the Company and HangZhou Longyun are commonly control by Mr. Yu Han and Ms. Koulin Han, both immediately before and after the acquisition, this transaction was accounted for as a merger under common control, using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss was recognized. All the assets and liabilities of HangZhou Longyun are carried using their original basis. Hence, HangZhou Longyun was consolidated under the Company since its inception due to the purpose and design of the establishment of the VIE Agreements.

The purpose of the VIE Agreements is solely to give the WFOEs the exclusive control over HangZhou Longyun’s management and operations. While there is no restriction for HangZhou Longyun, our VIE entity, to pay the WFOEs, our wholly owned subsidiary, there are certain restrictions for the WFOEs to make payments to the holding companies due to certain regulations imposed by the Chinese government on out-going foreign currency wire transfers. Additionally, there could be potential tax implications when moving the cash flows up to the Company. Therefore, the Company intends to retain any earnings within HangZhou Longyun, and the retained cash flows would be utilized in expanding the Company’s business.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

The significant terms of the VIE Agreements are summarized below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between HangZhou Longyun and the WFOEs, the WFOEs provide HangZhou Longyun with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, HangZhou Longyun grants an irrevocable and exclusive option to the WFOEs to purchase from HangZhou Longyun, any or all of its assets, to the extent permitted under the PRC laws. The WFOEs own all intellectual property rights that are developed during the course of the agreement. For services rendered to HangZhou Longyun by the WFOEs under the Exclusive Business Cooperation Agreement, the service fee HangZhou Longyun is obligated to pay is calculated based on the time of services rendered multiplied by the corresponding rate, which is approximately equal to the net income of HangZhou Longyun.

The Exclusive Business Cooperation Agreement will remain in effect for ten years until it is terminated by the WFOEs with 30-day prior notice. HangZhou Longyun does not have the right to terminate the agreement unilaterally.

Share Pledge Agreement

Under the Share Pledge Agreement between the shareholders of HangZhou Longyun and the WFOEs, the various shareholders of HangZhou Longyun pledged all of their equity interests in HangZhou Longyun to the WFOEs to guarantee the performance of HangZhou Longyun’s obligations under the Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, in the event that HangZhou Longyun or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, the WFOEs, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The shareholders of HangZhou Longyun also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, the WFOEs are entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The shareholders of HangZhou Longyun further agree not to dispose of the pledged equity interests or take any actions that would prejudice the WFOEs’ interest.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the shareholders of HangZhou Longyun irrevocably granted the WFOEs (or their designee) an exclusive option to purchase, to the extent permitted under PRC law, all of the equity interests in HangZhou Longyun. The option price is equal to the capital paid in by the HangZhou Longyun shareholders. The agreement remains effective for a term of ten years and may be renewed at the WFOEs’ election.

Power of Attorney

Under the Power of Attorney, the shareholders of HangZhou Longyun authorize the WFOEs to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of HangZhou Longyun.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

Under these contractual arrangements with the VIE, the Company has the power to direct activities of the VIE and can have assets transferred out of the VIE under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves. As the consolidated VIE is incorporated as limited liability companies under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE. The Company’s management has determined that via the VIE Agreements, it is the primary beneficiary of Hangzhou Longyun.

The Company’s total assets and liabilities presented in the consolidated financial statements represent substantially portion of the total assets and liabilities of the VIE because the other entities in the consolidation are non-operating holding entities with significantly less assets and liabilities.

The following financial statement amounts and balances of the VIE, were included in the accompanying consolidated financial statements as of September 30, 2020 and March 31, 2020, and for the six months ended September 30, 2020 and 2019, respectively:

	As of
	September 30, 2020	March 31, 2020
Current assets
Cash and cash equivalents	$156,485	$28,463
Investment	4,452,884	4,600,344
Investment - related party	2,524,197	3,378,706
Amounts due from non-VIE subsidiaries of the Company	1,103,922	926,161
Other assets	357,588	577,968
	8,595,075	9,511,642
Noncurrent assets
Other assets	13,372	80,796

Total Assets	$8,608,448	$9,592,438

Current liabilities
Accounts and other payable	3,912	104,588
Customer advances	234,606	225,129
Amounts due to related party	72,890	395,590
Amounts due to non-VIE subsidiaries of the Company	1,404,647	1,228,332
Provision for taxation	1,874,529	1,796,580

Total Liabilities	$3,590,583	$3,750,219

	For the six months ended September 30,
	2020	2019
Net revenue	$48,451	$699,371
Net (loss) income	$(1,030,590)	$245,672
Net cash (used in) provided by operating activities	$(902,050)	$96,965
Net cash provided by (used in) investing activities	$1,366,421	$(207,879)
Net cash used in financing activities	$(329,663)	$(47,994)

c)	Noncontrolling interests

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. As of September 30, 2020, the Company considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

e)	Foreign Currency Translation

The Company uses the United States dollar (“U.S. dollars” or “USD”) for financial reporting purposes and to maintain its books and records. The Company’s subsidiaries maintain their books and records in their functional currency which is in Chinese Renminbi (“RMB”).

In general, for consolidation purposes, the Company translates its assets and liabilities into U.S. dollars using the applicable exchange rates prevailing at the balance sheet date, the statements of operations and cash flows are translated at average exchange rates during the reporting period, and the equity accounts are translated at historical rates. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Adjustments resulting from the translation of the financial statements are recorded as accumulated other comprehensive income or loss.

Exchange rate used for the translation as follows:

	September 30,	September 30,
	2020	2019
Period/year end RMB:US$ exchange rate	6.8013	7.1406
Period/annual average RMB:US$ exchange rate	7.0012	6.9176
Period/year end HKD:US$ exchange rate	7.7499	7.8396
Period/annual average HKD:US$ exchange rate	7.7507	7.7864

f)	Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents primarily represent bank deposits, fixed deposits with maturities of less than three months, and investments in money market funds.

g)	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at the amount billed to a customer, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts on a regular basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible against allowances provided. Recoveries of accounts receivable previously written off are recorded when received.

The Company reviews the collectability of accounts receivable based on an assessment of historical experience, current economic conditions, and other collection indicators.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

h)	Investments

Cost Method Investments

Direct and/or indirect investments in business entities in which the Company does not have a controlling financial interest and has no ability to exercise significant influence over operating and financial policies (generally 0 – 20 percent ownership), are accounted for by the cost method.

Equity Method Investments

Direct and/or indirect investments in business entities in which the Company does not have a controlling financial interest but has the ability to exercise significant influence over operating and financial policies (generally 20 – 50 percent ownership), are accounted for by the equity method.

Held-to-Maturity Investments

The Company had certain held-to-maturity debt instrument as investments. These investments were not impaired and were recorded at their carrying values which were based on the amortized cost basis approximate their fair market value; accordingly, the Company has not recognized any unrecognized gain or losses in the other comprehensive income. There were no derivative instruments that were used to hedge these investments.

These investments are accounted as short-term investments as they had maturities with one year or less.

i)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the assets. Property and equipment and its estimated useful lives as follows:

Computer Equipment	1 – 3 years
Office Equipment	4 – 5 years
Motor Vehicle	4 years

Expenditures for maintenance and repairs are charged to operations as incurred. Expenditures for betterments and major renewals are capitalized. The cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, and any resulting gains or losses are included in operations.

j)	Impairment of long-lived assets other than goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment of long-lived assets recognized for the six months ended September 30, 2020 and 2019 was $0 and $0, respectively.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

k)	Leases

In April 2019, the Company adopted ASU 2016-02, “Leases (Topic 842)”, including certain transitional guidance and subsequent amendments within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, “ASC 842”).

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no significant finance leases.

The Company adopted the new lease standard using the modified retrospective method by applying the new lease standard to all leases existing as of April 1, 2019, the date of initial application, and no adjustments were made to the comparative periods. Upon the initial application of ASC 842 on April 1, 2019, the Company’s office lease with a total carrying amount of $160,552 was identified as operating lease right-of-use assets (Note 13). Such amount is included in the opening balance of operating lease right-of-use assets as of April 1, 2019 with no adjustments made to the comparative periods.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward previous lease classification, the assessment on whether a contract was or contained a lease, and the initial direct costs for any leases that existed prior to April 1, 2019. Adoption of the new standard resulted in the recognition of operating lease right-of-use assets and liabilities of approximately $147,172 on the consolidated balance sheet as of April 1, 2019. The adoption of the new lease standard does not have any significant impact on the consolidated statements of comprehensive income and cash flows and there was no adjustment to the beginning retained earnings on April 1, 2019.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

The Company elected to combine the lease and non-lease components for leases of certain asset classes. Lease and non-lease components for leases of other asset classes are accounted for separately. The Company also elected not to recognize short-term leases with an initial lease term of twelve months or less.

l)	Revenue Recognition

In 2014, the FASB issued guidance on revenue recognition (“ASC 606”), with final amendments issued in 2016. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company has applied the five-step model to recognize revenue when it is probable that the Company will collect the consideration it is entitled to in exchange for the services it transfers to its clients. The Company has concluded that the new guidance did not require any significant change to its revenue recognition processes.

Crowdfunding Fees

The Company generates its revenue from success fees from transactions on its crowdfunding platform. Revenue from these transactions is accounted for at the moment a project is successfully funded.

At the start of a funding campaign, the entrepreneur enters into a contract with the Company pursuant to which he or she agrees to pay the Company a success fee once a successful fund-raising campaign for that entrepreneur closes. Once the funding campaign has closed, the Company’s success fee is either collected from the funds raised prior to transferring the net proceeds of the funding to the entrepreneur or to be collected from the entrepreneur after the net proceeds of the funding are transferred to the entrepreneur.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

Upon completion of the funding campaign, services delivered under the contract with the entrepreneur have been completed and the Company recognizes its success fee revenue, net of any discounts given at the time the campaign has been closed successfully. Also, because the success fee percentage is stated in the contract with the entrepreneur prior to the start of the funding campaign, the Company believes that this amount is fixed and, assuming the successful conclusion of the funding campaign, collectible from the entrepreneur. This revenue recognition policy complies with ASC 606 in that it is based on written agreements with the entrepreneurs, contractual services have been completed, pricing is fixed and determinable based on agreements with the customer and collectability is reasonably assured as the customers of the Company have just received their new funding.

Incubation Service Fees

The Company generates its revenue by providing business and operation advisory services relating to matters related to marketing, sales, and strategic planning, and ancillary services such as coordinating human resources, legal, accounting, operations, assisting with feasibility studies and other types of services at the election of the entrepreneur. The Company provides its incubation services on an ongoing and/or as-needed basis, pursuant to consulting agreements with the entrepreneurs. For ongoing basis services, revenue is recognized on an ongoing basis for the agreed periodic service fee. For as-needed basis, revenue is recognized when the contractual services have been completed.

Finder’s Service Fees

The Company generates its revenue for assisting any business entity in raising funds as well as for introducing business partners, acquisition candidates or other strategic relationships to the business entity, usually from one or more sources with which the Company or personnel have relationships. The Company provides its finder services pursuant to an agreement and revenue is recognized when the contractual services have been completed and the terms and conditions in the agreements have been met.

Procurement Service Fees

The Company generates its revenue from service fees by providing procurement services for sourcing, accounts receivables financing, and logistics services relating to auto parts and accessories on an as needed basis. The transaction price is determined when the customer places an order with the Company. The Company recognizes revenue when the procured goods have been transferred to and accepted by the customers as its performance obligation is completed.

Supply Chain Management Platform Service Fee

The Company generates platform fees through its supply chain management platform service. The transaction price is determined based on a percentage of the aggregate amounts of purchase payments to our partnered auto parts suppliers. The Company recognizes revenue when the procured auto parts have been transferred to and accepted by the customers as the Company’s performance obligation is completed.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

m)	Fair Value of Financial Instruments

The accounting standard for fair value establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under the provisions of the pronouncement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

Level 1:  Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:  Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:  Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Company’s current financial assets and liabilities approximate fair value due to their short-term nature and include cash accounts. The Company’s borrowings approximate fair value as the rates of interest are similar to what they would receive from other financial institutions.

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Carrying Amount			Estimated
	Level 1	Level 2	Level 3	Fair Value
September 30, 2020
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	5,482,099	5,482,099
Related party investment -wealth management product	-	-	2,524,197	2,524,197

March 31, 2020
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	5,587,984	5,587,984
Related party investment -wealth management product	-	-	3,378,706	3,378,706

n)	Advertising

Advertising costs are expensed as incurred as selling expenses. Advertising expenses were $0 and $0 for the six months ended September 30, 2020 and 2019, respectively.

o)	Income Taxes

Income taxes have been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes result from differences between the financial statement and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

p)	Loss Per Common Share

Basic and diluted net loss per share is presented in conformity with ASC Topic 260, Earnings per Share, for all periods presented. In accordance with this guidance, basic and diluted net loss per share was determined by dividing net loss applicable to common stockholders by the weighted-average common shares outstanding during the period. In a period where there is a net loss position, diluted weighted average shares are the same as basic weighted average shares. Shares used in the diluted net loss per common share calculation exclude potentially dilutive share equivalents as the effect would be antidilutive.

q)	Comprehensive Income (Loss)

Comprehensive income/(loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are included in comprehensive income/(loss), but are excluded from net loss as these amounts are recorded directly as an adjustment to stockholders’ equity. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

r)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. The Company had three operating and reportable segments during the periods presented as set out in Note 10.

s)	Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

t)	Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments.” This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination.

The Company adopted this guidance effective April 1, 2020, prospectively, and the adoption of this standard did not have a material impact to the Condensed Consolidated Financial Statements.

In December 2019, the FASB issued Accounting Standard Update (“ASU”) No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which simplifies the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including applicable interim periods. The Company anticipates the adoption of ASU 2019-12 will not have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”). The pronouncement provides temporary optional expedients and exceptions to the current guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company is currently evaluating the impact the adoption of ASU 2020-04 will have on its consolidated financial statements.

3.	OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consist of the following:

	September 30, 2020	March 31, 2020
Referral services	$-	$98,762
Advance to service providers	245,275	458,702
Deposits for leases due within one operating period	66,074	1,905
Interest receivables	130,830	138,432
Prepaid tax	59,261	57,232
Others	48,560	110,796
	550,000	865,829
Allowance for doubtful accounts	(108,954)	(103,433)
	$441,046	$762,396

4.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	September 30, 2020	March 31, 2020
Computer and equipment	190,167	198,309
Automobiles	130,941	150,411
	321,108	348,720
less: Accumulated depreciation	(220,817)	(214,114)
Total, net	$100,291	$134,606

For the six months ended September 30, 2020 and 2019, depreciation expense was $36,320 and $70,708, respectively.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

5.	LEASE

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases mainly related to the Company’s office facilities. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the term. The Company’s current lease does not include rental escalation clauses, renewal options and/or termination options. If such options exist, the Company will factor these considerations into the Company’s determination of lease payments when appropriate. As of September 30, 2020, the Company had no outstanding finance lease.

As of September 30, 2020, the weighted average remaining lease term was 1.75 years and weighted average discount rate was 5% for the Company’s operating leases.

Operating lease cost for the six months ended September 30, 2020 was $26,631. The Company did not incur cost of short-term contracts. There was no variable lease cost during the six months ended September 30, 2020. For the six months ended September 30, 2020, no lease cost was capitalized.

Future lease payments under operating leases as of September 30, 2020 were as follows:

September 30, 2020
October 1, 2020 thru March 31, 2021	$26,661
April 1, 2021 thru March 31, 2022	36,882
April 1, 2022 thru March 31, 2023	9,331
April 1, 2023 thru March 31, 2024	-
April 1, 2024 thru March 31, 2025	-
April 1, 2025 thru March 31, 2026	-
Thereafter	-
Total future lease payments	$72,874

Less: Imputed interest	16,744
Total lease liability balance	$56,130

In February 2019, the Company ended its prior lease agreement and moved to a new office location, for which it entered into a two-year lease (“2019 lease”) that expires on January 31, 2021. The Company paid $62,570 as a security deposit for the 2019 lease.

In July 2020, the Company ended the 2019 lease and moved to a new office location, for which it entered into a two-year lease that expires on July 3, 2022.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

6.	SHORT-TERM INVESTMENTS AND SHORT-TERM INVESTMENTS, RELATED PARTY

The amortized cost and fair value of investment securities held-to-maturity as follows:

	Investment Securities Held-to-Maturity
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	fair value
September 30, 2020
Corporate debt securities	$5,482,099	$-	$-	$5,482,099
Related party investment -wealth management product	2,524,197	-	-	2,524,197
Total	$8,006,296	$-	$-	$8,006,296

March 31, 2020
Corporate debt securities	$5,587,984	$-	$-	$5,587,984
Related party investment -wealth management product	3,378,706	-	-	3,378,706
Total	$8,966,690	$-	$-	$8,966,690

The Company’s investment securities held-to-maturity approximate fair value due to their short-term nature with maturity range from thirty days to a year.

The Company’s investment in such securities are not insured against loss of principal.

The amortized cost and fair value of investment securities, by maturity, for held-to-maturity investment securities as follows:

Periods	September 30, 2020	March 31, 2020
Due in one year or less	$8,006,296	$8,966,690
Due after one year through five years	-	-
Due after five years through ten years	-	-
Due after ten years	-	-
Total	$8,006,296	$8,966,690

The maturities of the investments are based on final contractual maturity date.

The Company continually performs assessments to determine whether unrealized losses in its investment securities portfolio are temporary or other-than-temporary by carefully considering all reasonably available information. The Company considers factors such as financial statements, credit ratings, news releases and other pertinent information of the underlying issuer or company to make its determination. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value and the amount of write-down is included as a realized loss in earnings.

The Company evaluates the investments in accordance to ASC 320-10-35. Impairment charges in connection with the investments were $0 and $0 for the six months ended September 30, 2020 and 2019, respectively.

These investments earned interest of $215,276 and $42,172 for the six months ended September 30, 2020 and 2019, respectively, which was recognized to the Company’s results of operations when interest had been earned. These investments are not collateralized with underlying assets by their issuers.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

7.	RELATED PARTY TRANSACTIONS

Related parties’ relationships as follows:

Name	Relationship
Mr. Hongyu Zhang	Shareholder; director of various subsidiaries
HangZhou TianQi Network Technology Co. Ltd.	Common control by legal representative and shareholder of Taikexi, Mr. Mangyue Sun
Hangzhou Qianlu Information Technology Co. Ltd.	Common control by Mr. Hongyu Zhang
Hangzhou Yuao Investment Management Partnership (“Yuao”)	Common control by legal representative of Guanpeng
Mr. Limin Liu	Chief Executive Officer

Short-term investment – related party consisted of the following:

	September 30, 2020	March 31, 2020
Yuao	$2,524,197	$3,378,706
Total	2,524,197	3,378,706

Yuao is controlled by the legal representative of Guanpeng, our 51% owned subsidiary. The Company earns a 5% interest from subscribing to certain wealth management product from Hangzhou Yuao. The maturity date for the investment is less than one year.

Other related parties’ payables consisted of the following:

	September 30, 2020	March 31, 2020
Mr. Hongyu Zhang	58,607	8,100
HangZhou TianQi Network Technology Co. Ltd.	43,524	41,766
Hangzhou Qianlu Information Technology Co. Ltd.	27,608	353,824
Mr. Limin Liu	1,759	-
Total	$131,498	$403,690

Outstanding payables to Mr. Hongyu Zhang, Hangzhou Qianlu Information Techonology Co. Ltd., and Mr. Limin Liu consist of working capital advances and borrowings. These amounts are due on demand and non-interest bearing.

Outstanding payable to HangZhou TianQi Network Technology Co. Ltd. consists of rent owed, which are non-interest bearing and due on demand.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

8.	CAPITAL& EQUITY

Ordinary Shares

The Company is authorized to issue 500,000,000 ordinary shares, at $0.0001 par value. As of September 30, 2020 and March 31, 2020, the Company had 11,421,393 and 11,421,393 shares issued and outstanding.

9.	LOSS PER SHARE

	For the six months ended September 30,
	2020	2019
Loss Per Share Numerator

Loss for the six months attributable to owners of the Company	$(1,231,866)	$(98,092)

Diluted Loss Per Share Numerator
Loss for the six months attributable to owners of the Company	$(1,231,866)	$(98,092)

Basic Loss Per Share Denominator
Original shares:	11,421,393	11,421,393
Additions from actual events:
- Issuance of common stock, weighted	-	-
Basic weighted average shares outstanding	11,421,393	11,421,393

Diluted Loss Per Share Denominator
Basic weighted average shares outstanding	11,421,393	11,421,393
Dilutive shares: Potential additions from dilutive events:
- None	-	-
Diluted Weighted Average Shares Outstanding:	11,421,393	11,421,393

Loss Per Share
- Basic	$(0.11)	$(0.01)
- Diluted	$(0.11)	$(0.01)
Weighted Average Shares Outstanding
- Basic	11,421,393	11,421,393
- Diluted	11,421,393	11,421,393

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

10.	SEGMENT REPORTING

The following provides the results of operations and the financial position of the Company’s operating segments as of September 30, 2020 and March 31, 2020 and during the six months ended September 30, 2020 and 2019. The Longyun operating segment reflects the Company’s crowdfunding and incubation business. The Taikexi operating segment reflects the Company’s business of auto parts sourcing and logistics services.

Results of Operations For the six months ended September 30, 2020

	Longyun	Taikexi	Other	Total

Revenue	-	-	48,451	48,451

Operating expenses	1,209,032	12,685	286,391	1,508,108

Other income (expenses)	188,900	-	24,990	213,890

Loss before tax	(1,020,132)	(12,685)	(212,950)	(1,245,767)

Taxes	-	-	-	-

Net loss	(1,020,132)	(12,685)	(212,950)	(1,245,767)

Loss attributable to Dragon Victory	(1,020,132)	(7,611)	(204,123)	(1,231,866)

Results of Operations For the six months ended September 30, 2019

	Longyun	Taikexi	Other	Total

Revenue	699,371	-	-	699,371

Operating expenses	673,405	77,847	115,632	866,884

Other income (expenses)	(111,997)	(289)	142,385	30,098

Earnings (loss) before tax	(86,031)	(78,136)	26,752	(137,415)

Taxes	-	-	491	491

Net income	(86,031)	(78,136)	26,261	(137,906)

Income (loss) attributable to Dragon Victory	(86,031)	(31,254)	19,194	(98,092)

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

Financial Position as of September 30, 2020

	Longyun	Taikexi	Other	Total

Current assets	8,658,048	31,834	(88,485)	8,601,397
Non-current assets	78,904	57,874	34,818	171,596
Total assets	8,736,952	89,708	(53,667)	8,772,993

Current liabilities	3,616,144	42,775	(1,324,208)	2,334,711
Non-current liabilities	28,656	-	-	28,656
Total liabilities	3,644,800	42,775	(1,324,208)	2,363,367

Net assets	5,092,152	46,933	1,270,541	6,409,626

Financial Position as of March 31, 2020

	Longyun	Taikexi	Other	Total

Current assets	6,288,120	279	3,456,613	9,745,012
Non-current assets	101,705	68,052	49,592	219,349
Total assets	6,389,825	68,331	3,506,205	9,964,361

Current liabilities	225,129	10,765	2,355,447	2,591,341
Non-current liabilities	-	-	-	-
Total liabilities	225,129	10,765	2,355,447	2,591,341

Net assets	6,164,696	57,566	1,150,758	7,373,020

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

11.	INCOME TAXES

The Company is formed in Cayman Islands and is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Company’s subsidiary formed in British Virgin Island is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Company’s subsidiary formed in Hong Kong is subject to the profits tax rate at 16.5% for income generated and operation in the special administrative region.

The Company’s subsidiaries incorporated in the PRC are subject to profits tax rate at 25% for income generated and operation in the country.

The full realization of the tax benefit associated with the carry forward depends predominantly upon the Company’s ability to generate taxable income during the carry forward period.

The Company’s subsidiaries incorporated in the PRC has unused net operating losses (“NOLs”) available for carry forward to future years for PRC income tax reporting purposes up to five years. The Company recorded a deferred tax asset in the amount of $0 and $0 at September 30, 2020 and March 31, 2020, respectively.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Based on the assessment, the Company has established a deferred tax asset relating to NOLs at September 30, 2020 due to the Company’s performance in the upcoming years. However, the Company established a full valuation allowance against all of the deferred tax asset relating to NOLs because the benefit from utilization of NOL carry forwards could be subject to limitations as material structural changes resulted from the Company going public through VIE arrangement on August 19, 2016.

12.	RESTRICTED NET ASSETS AND STATUTORY RESERVES

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve have reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and VIE. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and VIEs to satisfy any obligations of the Company.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

13.	COMMITMENTS & CONTINGENCIES

Capital commitments

The Company entered into a contract with a general contractor for $1,174,338 (RMB 8,000,000) to perform improvements to an event and meeting space at a new building in the Yuehuangshan South Fund Village Area of Hangzhou. As of September 30, 2020, the Company had prepaid $1,043,102 (RMB 7,000,000) and under the terms of the contract, is required to pay an additional $671,075 (RMB 1,000,000). The prepayments have been expensed to the Company’s result of operations and have been classified as promotional expenses during the year ended March 31, 2019.

Risk, Uncertainties, and Contingencies

The Company has cash balances held at financial institutions located in China, PRC which are not federally insured deposit protection. Accordingly, the Company has a concentration of credit risk related to these uninsured bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area.

Customer accounts typically are collected within a short period of time, and based on its assessment of current conditions and its experience collecting such receivables, management believes it has no significant risk related to its concentration within its accounts receivable.

The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign investment and ownership on the business related to Internet content provision, telecom value-added services, financial services and others, the Company conducts its business through various contractual arrangements with its VIE that are generally owned and controlled by certain management members or founders of the Company. The VIE holds the licenses and approvals that are essential for its business operations in the PRC and the Company has entered into various agreements with the VIE and its equity holders such that the Company has the right to benefit from the VIE’s licenses and approvals and generally has control of the VIE. In the Company’s opinion, the current ownership structure and the contractual arrangements with the VIE and their equity holders as well as the operations of the VIE are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIE and its equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company’s ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIE.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

The Company’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. Remittances in currencies other than RMB by the Company in the PRC must be processed through the People’s Bank of China or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to affect the remittance. If such foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company’s ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

The securities financing industry is heavily regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the China Securities Regulatory Commission (the “CSRC”), State Administration for Industry and Commerce (the “SAIC”), the China Banking Regulatory Commission (the “CBRC”), the State Administration of Foreign Exchange (the “SAFE”), the State Administration of Taxation (the “SAT”), and the Supreme People’s Court (the “SPC”) have the authority to issue and implement regulations governing various aspects of the securities offerings. The Company suspended its crowdfunding platform business on September 30, 2018 and it has not generated revenue from such business since then.

The Company has acted on behalf of one of its clients as part of an agent agreement to enter into various third-party suppliers’ and customers’ agreements. If any dispute is to be arose and unresolved between the client, third party suppliers, third-party customers, and the Company, the Company may be subject to potential obligation or held responsible for certain actions.

The Company has engaged third-party agents to collect and disburse certain cash which are held by the third-party agent as an escrow without insurance. Accordingly, the Company has a credit risk related to these uninsured deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area. If any dispute is to be arose and unresolved between the escrow agent, third-party suppliers, third-party customers, and the Company, the Company may be subject to potential obligation or held responsible for certain losses.

14.	SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date.

On November 20, 2020, the Company issued a convertible debenture in the amount of $500,000 and 50,000 ordinary shares to an investor, YA II PN, Ltd. (“YA”). See the Form 6-K as filed with the SEC on November 20, 2020. On December 11, 2020 and December 22, 2020, the Company issued to YA two convertible debentures, each in the amount of $500,000 for a purchase price of $485,000.

On January 14, 2021, the Company issued a convertible debenture in the amount of $1,000,000 and 50,000 ordinary shares to YA. See the Form 6-K as filed with the SEC on January 15, 2021.

On January 21, 2021, the Company issued to YA 115,890 Ordinary Shares after the receipt of a conversion notice dated January 19, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $201,986.30 at a conversion price of $1.7429.